FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

15 September 2014

ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the "Company") intends to issue EUR1,500,000,000 5.25% Perpetual Subordinated Contingent Convertible Securities (ISIN XS1111123987) (the "Securities") on 17 September 2014 (the "Issue Date").

Application will be made for the Securities to be listed on the Global Exchange Market of the Irish Stock Exchange. The denominations of the Securities will be EUR200,000 and integral multiples of EUR1,000 in excess thereof. The Securities will be subject to the terms and conditions set out in the offering memorandum dated 2 September 2014 relating to the Company's US$50,000,000,000 Programme for Issuance of Perpetual Subordinated Contingent Capital Securities (the "Offering Memorandum").

Subscription

Placing agents

HSBC Bank plc (the "Lead Manager")

ABN AMRO Bank N.V. Banca IMI S.p.A. Bank of China Limited, London Branch Industrial and Commercial Bank of China (Asia) Limited Swedbank AB (publ) (the "Joint Lead Managers")

Bank of Communications Co., Ltd. Hong Kong Branch
CaixaBank S.A.
CCB International Capital Limited
Commonwealth Bank of Australia
Emirates NBD Capital Limited
Erste Group Bank AG
NCB Capital Company
Nykredit Bank A/S
QNB Capital LLC
Westpac Banking Corporation (ABN 33 007 457 141)

(the "Co-Managers" and together with the Lead Manager and the Joint Lead Managers, the "Managers")

Subscription Agreement

The Company and the Managers have entered into a Subscription Agreement dated 15 September 2014 (the "Issue Agreement Date") in relation to the Securities (the "Subscription Agreement"). Pursuant to the Subscription Agreement and the Dealer Agreement dated 2 September 2014 between the Company and the Lead Manager (to which the other Managers are subject pursuant to the Subscription Agreement) (the "Dealer Agreement") and subject to fulfilment of the conditions set out below, the Managers have agreed jointly and severally to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Securities to be issued by the Company on 17 September 2014 (the "Issue Date") in an aggregate principal amount of EUR1,500,000,000.

Conditions precedent to the subscription

The Managers' obligations to subscribe and pay for the Securities are subject to the satisfaction of a number of conditions, including:
(1) the truth and correctness of certain representations and warranties of the Company contained in the Dealer Agreement on the Issue Agreement Date and on the Issue Date;
(2) there not having been any significant new factor, material mistake or inaccuracy relating to the information contained in the Offering Memorandum, information in respect of which would have been required to have been included in the Offering Memorandum had such matter arisen prior to the date of the Offering Memorandum and which is material in the context of the issue of the relevant Securities;
(3) there having been, since the Issue Agreement Date, in the opinion of the Managers, no change in financial, political or economic conditions or currency exchange rates that would be likely to prejudice materially the placement, distribution or sale of the Securities or dealings in the Securities in the secondary market; and
(4) the Securities being admitted to listing on the Official List of the Irish Stock Exchange and trading on its Global Exchange Market, subject only to the issue of the Securities, on or before the Issue Date.

Such conditions may be waived in whole or in part by any Manager (except for the Company's representation that the aggregate principal amount of the Securities issued under the Programme will not exceed US$ 50,000,000,000 (or such greater amount as may be permitted by the terms of the Dealer Agreement).

Subscribers

The Company intends to offer and sell the Securities to no less than six independent placees (who will be independent individual, corporate and/or institutional investors). To the best of the Directors' knowledge, information and belief, each of the placees (and their respective ultimate beneficial owners) will be third parties independent of the Company and are not connected with the Company and its connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "SEHK") (the "Hong Kong Listing Rules")).

Principal terms of the Securities

The principal terms of the Securities are summarised as follows:

Issuer	The Company

Principal amount	EUR1,500,000,000

Maturity date	Perpetual

Issue price	100 per cent. of the aggregate principal amount

Interest	Initially 5.25%. On each Resettable Security Reset Date, the interest payable in respect of the Securities will be reset by reference to a mid-market swap rate and a spread of 438.3 bps.

Resettable Security Reset Date:	16 September 2022, 16 September 2027, 16 September 2032 and at 5 yearly intervals thereafter.

Interest payment dates	16 March and 16 September in each year commencing on 16 March 2015.

Cancellation of interest payments
On any date for payment of interest, the Company may at its discretion, and in some circumstances, will cancel any payments of interest which would otherwise have been due on such date. Any interest so cancelled will not be due and will not accrue.

Conversion
Following a Capital Adequacy Trigger, the Securities will be converted into ordinary shares of the Company ("Ordinary Shares") at the relevant conversion price on a date falling not more than one month from the determination that a Capital Adequacy Trigger has occurred.

Capital Adequacy Trigger
"Capital Adequacy Trigger" will occur if the Company determines that its Common Equity Tier 1 Capital Ratio (on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation) on any relevant valuation date is below 7.00 per cent.

For these purposes:

"Applicable Rules" means, at any time, the laws, regulations, requirements, guidelines and policies relating to capital adequacy (including, without limitation, as to leverage) then in effect in the United Kingdom (whether or not such requirements, guidelines or policies are applied generally or specifically to the Company and/or any member of its group);

"CET1 Capital" means, as at any date the sum, expressed in U.S. Dollars of all amounts that constitute Common Equity Tier 1 Capital of the Company together with its consolidated subsidiaries (the "HSBC Group") as at such date, less any deductions from Common Equity Tier 1 Capital (as defined in the CRD IV as interpreted and applied in accordance with the Applicable Rules or by the United Kingdom Prudential Regulation Authority) of the HSBC Group required to be made as of such date, in each case as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation in accordance with the Applicable Rules as at such date;

"Common Equity Tier 1 Capital Ratio" means, as at any date, the ratio of the CET1 Capital as at such date to the Risk Weighted Assets as at the same date, expressed as a percentage and on the basis that all measures used in such calculation shall be calculated without applying the transitional provisions set out in Part Ten of the CRD IV Regulation;

"CRD IV" means Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, as amended, supplemented or replaced from time to time (the "CRD IV Directive") and Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended, supplemented or replaced from time to time (the "CRD IV Regulation"); and

"Risk Weighted Assets" means, as at any valuation date, the aggregate amount, expressed in U.S. Dollars, of the risk weighted assets of the Group as of such date, as calculated by the Company on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRD IV Regulation, in accordance with the Applicable Rules.

Conversion price
The conversion price per Ordinary Share for the Securities is EUR3.37514. Therefore, assuming that there is no adjustment to the conversion price, the maximum number of Ordinary Shares which may be issued upon conversion of the Securities is 444,426,008.

Adjustments to the conversion price
The conversion price will be adjusted upon the occurrence of the following events: (i) a consolidation, reclassification, redesignation or subdivision of the Ordinary Shares, (ii) an issuance of Ordinary Shares in certain circumstances by way of capitalisation of profits or reserves, (iii) an extraordinary dividend or (iv) an issue of Ordinary Shares to shareholders as a class by way of rights, in each case only in the situations and to the extent provided in the Offering Memorandum. There is no requirement that there should be an adjustment for every corporate or other event that may affect the value of the Ordinary Shares.

Conversion Shares Offer
If a Capital Adequacy Trigger occurs despite recovery actions having been taken, the Company may, at its discretion, give existing shareholders of the Company the opportunity to purchase the Ordinary Shares issued on conversion or exchange of any of the Securities on a pro rata basis, where practicable and subject to applicable laws and regulations. This would be at a price of GBP 2.70 (which is the conversion price translated into GBP at an exchange rate of GBP 1.00 = EUR 1.25005).

Ranking of conversion shares	The conversion Ordinary Shares to be issued upon conversion of the Securities will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.

Redemption at the option of the Company
The Securities may be redeemed in whole (but not in part) at the option of the Company on any Resettable Security Reset Date at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption for taxation reasons
The Securities may be redeemed in whole (but not in part) at the option of the Company upon the occurrence of certain events relating to taxation listed in Condition 6(b) of the terms and conditions of the Securities, at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Redemption upon Capital Disqualification Event:
The Securities may be redeemed in whole (but not in part) at the option of the Company if a Capital Disqualification Event occurs at a redemption price equal to 100% of the principal amount plus any accrued, unpaid and not cancelled interest to (but excluding) the date of redemption.

Capital Disqualification Event:
A Capital Disqualification Event occurs if the Company determines at any time after the Issue Date, that there is a change in the regulatory classification of the Securities that results in or will result in:

(1) their exclusion in whole from the regulatory capital of the HSBC Group; or
(2) reclassification in whole as a form of regulatory capital of the HSBC Group that is lower than Additional Tier 1 Capital (which term has the meaning given to it by the United Kingdom Prudential Regulation Authority);

Condition to payments	Payments of interest or redemption amounts in respect of the Securities are subject to the Company remaining solvent after having made such payment.

Covenants
Whilst any Security remains outstanding, the Company shall (if and to the extent permitted by the Applicable Rules from time to time and only to the extent that such covenant would not cause a Capital Disqualification Event to occur), save with the approval of an extraordinary resolution of holders of the Securities:

(1) not make any issue, grant or distribution or take or omit to take any other action if the effect thereof would be that, on conversion, Ordinary Shares could not be legally issued as fully paid;
(2) use all reasonable endeavours to ensure that the Ordinary Shares issued upon conversion are listed on the London Stock Exchange (or if the Ordinary Shares are no longer listed on the London Stock Exchange at the time of conversion, the principal stock exchange or securities market on which the Ordinary Shares are then listed);
(3) at all times keep available for issue, free from pre-emptive or other preferential rights, sufficient Ordinary Shares to enable conversion of the Securities to be satisfied in full;
(4) use all reasonable endeavours to appoint any agents or advisers that it is required to appoint under the terms and conditions applicable to the Securities.

Transfers after Suspension Date:
Transfers of beneficial interests in the Securities where such Securities are represented by a temporary global security or a permanent global security, will not be registered by the clearing systems after the date specified as the "Suspension Date" in a notice given by the Company to holders of Securities after the occurrence of a Capital Adequacy Trigger.

Form and Denomination	The Securities will be represented by a temporary global security exchangeable for interests in a permanent global security in the circumstances specified in the temporary global security.

Status	The Securities will constitute direct, unsecured and subordinated obligations of the Company, ranking equally without any preference among themselves.

Listing
Application will be made to admit the Securities to listing on the Official List of Irish Stock Exchange and to trading on the Global Exchange Market of the Irish Stock Exchange on or around the Issue Date. No assurance can be given as to whether or not, or when, such application will be granted.

Waiver granted by the SEHK and specific mandate for the issuance of the Securities

The Company announced on 24 March 2014 that it had applied for, and the SEHK had granted, a waiver from strict compliance with the requirements of Rule 13.36(1) of the Hong Kong Listing Rules pursuant to which the Company was permitted to seek (and, if approved, utilise) an authority (the "Mandate") to issue contingent convertible securities ("CCSs") (and to allot Ordinary Shares into which they may be converted or exchanged) in excess of the limit of the general mandate of 20 per cent of the Company's issued share capital.

At the 2014 annual general meeting of the Company, the shareholders of the Company approved the Mandate allowing the Company to allot Ordinary Shares or rights to subscribe for Ordinary Shares to persons other than existing shareholders in connection with the issue of CCSs up to an aggregate nominal amount of US$2,250,000,000, equivalent to approximately 24 per cent of the Company's issued ordinary share capital as of the date of this announcement. Such Mandate is effective until the Company's annual general meeting in 2015 or the close of business on 30 June 2015, whichever is the earlier, and is in addition to any general mandate granted by the shareholders at any annual general meeting of the Company to allot Ordinary Shares up to 20 per cent of the total issued ordinary share capital of the Company as at the date of such meeting. The Company expects to seek similar authorities on an annual basis. For further details, please refer to the notice of the 2014 annual general meeting of the Company dated 24 March 2014 and the announcement of the Company dated 23 May 2014 disclosing the poll results of such meeting.

Accordingly, the issuance of the Securities is not subject to approval by the shareholders of the Company.

Application for listing

If a Capital Adequacy Trigger Event occurs, and Ordinary Shares are issued pursuant to the conversion of the Securities, application will be made by the Company to the UK Listing Authority and to the London Stock Exchange for the Ordinary Shares to be admitted to the Official List and to trading respectively, to the SEHK for the listing of, and permission to deal in, the Ordinary Shares, and to the New York, Paris and Bermuda stock exchanges for listing of the Ordinary Shares.

Reasons for the issuance of the Securities and use of proceeds

The Company intends to use the net proceeds from the sale of the Securities for general corporate purposes and to further strengthen the Company's capital base pursuant to requirements under CRD IV.

The aggregate gross proceeds from the issuance of the Securities are expected to be EUR 1,500,000,000. The net proceeds from the issuance of the Securities, after the deduction of commission, are expected to be EUR 1,485,000,000.

Fund raising activities in the past twelve months

The Company has not carried out any issue of equity securities (save and except the issue of Ordinary Shares by the Company pursuant to the Scrip Dividend Scheme and the Issuances of Ordinary Shares to Employees) during the 12 months immediately preceding the date of this announcement. For these purposes, "Scrip Dividend Scheme" means the scrip alternative scheme of the Company for shareholders of the Company to elect to receive dividends wholly or partly in the form of new fully-paid Ordinary Shares instead of in cash, and "Issuances of Ordinary Shares to Employees" means the issuances by the Company of Ordinary Shares to certain of its directors and employees pursuant to or in connection with the grant of share awards, share option schemes, or share saving schemes of the Company.

Effects on shareholding structure of the Company

In the event a Capital Adequacy Trigger occurs and assuming full conversion of the Securities at their initial conversion prices takes place, the Securities will be convertible into approximately 444,426,008 Ordinary Shares representing approximately 2.32 per cent of the issued share capital of the Company as at the date of this announcement and approximately 2.27 per cent of the issued share capital of the Company as enlarged by the issue of such conversion Ordinary Shares. The conversion Ordinary Shares to be issued upon conversion of the Securities will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the issuance of the Securities (by reference to the information on shareholdings as at 12 September 2014 (being the latest practicable date prior to the release of this announcement) and assuming full conversion of the Securities):

	As at 12 September 2014		Assuming the Securities are fully converted into Ordinary Shares at the respective initial conversion prices
Name of Shareholders	Number of Ordinary Shares	% of total issued Ordinary Shares	Number of Ordinary Shares	% of the enlarged issued Ordinary Shares

JPMorgan Chase & Co. Note 1	1,289,094,933	6.73%	1,289,094,933	6.58%
BlackRock, Inc. Note 2	1,110,172,768	5.80%	1,110,172,768	5.67%

Subscribers of the Securities	0	0%	444,426,008	2.27%
Other public Shareholders	16,752,297,874	87.47%	16,752,297,874	85.48%
Total Issued Ordinary Shares	19,151,565,575	100.00%	19,595,991,583	100.00%

Note:
1. Based on a disclosure of interest filing made by JPMorgan Chase & Co. on 28 August 2014, as per the long position as at 26 August 2014.
2. Based on a disclosure of interest filing made by BlackRock, Inc. on 8 January 2013, as per the long position as at 3 January 2013.
3. The information in the above table is for illustrative purposes only, and it only shows the potential effects on the shareholding structure of the Company in connection with the Securities (but not any other securities issued or to be issued by the Company).

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Enquiries:

Investor enquiries to:
Nick Turnor Head of Debt Investor Relations	+44 (0) 20 7992 5501	nick.turnor@hsbc.com
Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com

Disclaimers

This announcement does not constitute an offer of any securities for sale. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.

The Securities are not intended to be sold and should not be sold to "retail clients" (as defined in MiFID and/or in the United Kingdom Financial Conduct Authority's Conduct of Business Sourcebook ("COBS"), in each case, as amended from time to time) other than where the limited exemptions permitted by COBS 4.14.2 apply. By making or accepting an offer to purchase any Securities from the Company or any dealer or manager, each prospective investor represents, warrants, and undertakes to the Company and each of the relevant dealers or managers that (a) it is not a retail client (as described above) other than a retail client falling within the exceptions in section 4.14.2 of COBS; and (b) it will not sell or offer the Securities to retail clients (as described above) or do anything (including the distribution of this document) that would or might (i) result in the buying of the Securities or the holding of a beneficial interest in the Securities by a retail client, in each case other than as permitted by COBS; or (ii) result in a breach by the Company, the dealers or managers or any other person of COBS. References to COBS in this paragraph shall be deemed to include the amendments to COBS as contemplated by the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 as if such instrument, which will come into force on 1 October 2014, was currently in force.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Notes to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from over 6,200 offices in 74 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of USD 2,754bn at 30 June 2014, the HSBC Group is one of the world's largest banking and financial services organisations.

The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Douglas Flint, Stuart Gulliver, Kathleen Casey†, Safra Catz†, Laura Cha†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson† and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                        Date: 16 September 2014